[Letterhead of Wyrick Robbins Yates & Ponton llp]

Alexander M. Donaldson
adonaldson@wyrick.com

February 12, 2010

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Attn:  Celia A. Soehner

Re:	Nephros, Inc.
Registration Statement on Form S-1
Amended February 12, 2010
File No. 333-162781

Dear Ms. Soehner:

We write this letter on behalf of our client Nephros, Inc. in response to the comments of the Staff of the Securities and Exchange Commission with respect to the above-captioned filing, as set forth in the Staff’s letter dated February 12, 2010.  Our responses below are numbered to correspond to the numbered comments in the Staff’s letter, which are repeated below in italics.

Undertakings, page II-6

1.
We note your response to prior comment 2; however, we also note that you have changed the required language.  Please revise to include the undertakings in the form set forth in the current version of Regulation S-K Item 512(a).

The undertakings in Part II, Item 17 of the amended Registration Statement have been amended as requested to comply with Item 512(a) of Regulation S-K.

*   *   *   *   *

Division of Corporation Finance
February 12, 2010

Nephros respectfully submits that the foregoing discussion and revisions are appropriately responsive to the comments of the Staff.  If the Staff has any further comments, please direct them to the undersigned.

Sincerely,

/s/ Alexander M. Donaldson

cc:     Mr. Gerald J. Kochanski